
April 24, 2013

Via E-mail
Gregory M. Swalwell, CFO
Kronos Worldwide, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:** **Kronos Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 1-31763**

Dear Mr. Swalwell:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Raw Materials, page 10

We note your disclosure that you purchase natural rutile ore primarily from Iluka Resources, Limited under new supply contracts entered into in January 2013 and Sierra Rutile Limited under contracts that expire in 2013. We note your disclosure that you have long-term slag agreements with Rio Tinto Iron and Titanium, Tronox Mineral Sands (PTY) LTD and Q.I.T. Fer et Titane Inc. ("Q.I.T") and a sulfate grade slag contract with Q.I.T. In future filings, please file material agreements relating to the supply of raw materials or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce at (202) 551-3754 if you have any questions regarding the comment. You may also contact Al Pavot, Staff Accountant, at (202)551-3738, or the undersigned at (202) 551-3355 if you have questions regarding the financial statements.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief